SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended:  December 31, 1994

                                      OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934  [NO FEE REQUIRED]

             For the transition period from __________ to __________

                  Commission file number:        1-5442
                                          ---------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
                  -------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        General Instrument Corporation
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

            Delaware                                13-3575653
            -------------------------------         -------------------
            (State or other jurisdiction of         (I.R.S. Employer
             incorporation or organization)          Identification No.)

                181 West Madison Street, Chicago, Illinois 60602
                ------------------------------------------------
                   (Address of principal executive offices)
                                  (Zip Code)

                                 (312) 541-5000
             ---------------------------------------------------
             (Registrant's telephone number, including area code)

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

Financial Statements as of and for the Years Ended
December 31, 1994 and 1993 and Supplemental
Schedules as of and for the Year Ended
December 31, 1994 and Independent Auditors' Report

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1994 and 1993, with Fund Information

 Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1994 and 1993, with Fund
  Information

 Notes to Financial Statements for the Years Ended
  December 31, 1994 and 1993

SUPPLEMENTAL SCHEDULES:

 Item 27a -Schedule of Assets Held for Investment Purposes as of December 31, 1994

 Item 27d - Schedule of Reportable Transactions for the
  Year Ended December 31, 1994

Note: Supplemental Schedules are included for filing with the Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
General Instrument Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of General Instrument Corporation Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/Deloitte & Touche LLP
- --------------------------
Deloitte & Touche LLP

Parsippany, New Jersey
June 19, 1995

   GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
   DECEMBER 31, 1994

                          Fund
                      Information

                                                                                                  Vanguard
                                                                                                    World
              General     Vanguard                                                      Vanguard    Fund-
             Instrument   Invest-                                                         World     Inter-
            Corporation     ment    Welling-                VMMR      VFISF    Vanguard Fund-U.S.  national
               Common     Contract    ton     Index 500    Federal     GNMA      STAR    Growth     Growth      Loan
             Stock Fund    Trust      Fund    Portfolio   Portfolio  Portfolio   Fund   Portfolio  Portfolio    Fund        Total
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ----------
ASSETS:

Investments,
at fair
value       $13,036,895 $6,697,621 $8,727,391 $7,350,425 $8,435,460 $3,740,274 $827,482  $656,447 $1,414,238 $1,318,416 $52,204,649

Loans
receivable        8,835      4,601      8,038      6,819      5,307      3,623      732       849        933          -      39,737

Contributions
Receivable:

  Employees      56,688     45,830    105,345    107,079     57,694     41,709   23,535    21,359     31,538          -     490,777

  Employer      184,004          -          -          -          -          -        -         -          -          -     184,004
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ----------
Total
assets       13,286,422  6,748,052  8,840,774  7,464,323  8,498,461  3,785,606  851,749   678,655  1,446,709  1,318,416  52,919,167

LIABILITIES:

Accrued
liabilities       3,278      3,278      3,278      3,278      3,278      3,278    3,278     3,278      3,278          -      29,502
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ----------
NET ASSETS
AVAILABLE
FOR
BENEFITS    $13,283,144 $6,744,774 $8,837,496 $7,461,045 $8,495,183 $3,782,328 $848,471  $675,377 $1,443,431 $1,318,416 $52,889,665
            =========== ========== ========== ========== ========== ========== ========  ======== ========== ========== ===========

See notes to financial statements.

   GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
   DECEMBER 31, 1993

                         Fund
                      Information
                                                                                                  Vanguard
                                                                                                    World
              General     Vanguard                                                      Vanguard    Fund-
             Instrument   Invest-                                                         World     Inter-
            Corporation     ment    Welling-                VMMR      VFISF    Vanguard Fund-U.S.  national
               Common     Contract    ton     Index 500    Federal     GNMA      STAR    Growth     Growth      Loan
             Stock Fund    Trust      Fund    Portfolio   Portfolio  Portfolio   Fund   Portfolio  Portfolio    Fund         Total
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ---------
ASSETS:
Investments,
at fair
value        $9,725,409 $6,392,700 $8,399,000 $6,648,118 $8,575,504 $4,281,554 $522,176   $279,334   $726,234 $908,819 $46,458,848

Loans
receivable        2,170      4,031      5,586      4,836      5,517      3,741      984        638        942        -      28,445

Contributions
Receivable:

  Employees      22,397     36,969     88,849     92,282     49,225     43,383   13,197      9,882     12,363        -     368,547

  Employer      106,788          -          -          -         -           -        -          -          -        -     106,788
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ---------
Total
assets        9,856,764  6,433,700  8,493,435  6,745,236  8,630,246  4,328,678  536,357    289,854    739,539  908,819  46,962,628

LIABILITIES:

Accrued
liabilities       2,928      2,928      2,928      2,928      2,928      2,928    2,928      2,928      2,928        -      26,352
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ---------
NET ASSETS
AVAILABLE
FOR
BENEFITS     $9,853,836 $6,430,772 $8,490,507 $6,742,308 $8,627,318 $4,325,750 $533,429  $286,926   $736,611   $908,819 $46,936,276
            =========== ========== ========== ========== ========== ========== ========  ======== ========== ========== ===========
See notes to
financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1994

                            Fund
                         Information
                                                                                                   Vanguard
                                                                                                    World
               General                                                                   Vanguard    Fund-
             Instrument   Vanguard                                                         World    Inter-
            Corporation Investment                          VMMR      VFISF    Vanguard  Fund-U.S. national
               Common     Contract Wellington  Index 500   Federal     GNMA      STAR    Growth     Growth      Loan
             Stock Fund     Trust      Fund    Portfolio  Portfolio  Portfolio   Fund    Portfolio Portfolio    Fund        Total
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------
CONTRIBUTIONS:

  Employees    $465,481   $466,853 $1,141,993 $1,116,913   $633,674   $510,237 $240,681  $176,950   $271,715  $       -  $5,024,497
  Employer    1,899,584          -          -          -          -          -        -         -          -          -   1,899,584
  Other         188,615    160,754    306,219    119,305    226,476     76,700  136,757   109,904    143,119          -   1,467,849
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

Net
contributions 2,553,680    627,607  1,448,212  1,236,218    860,150    586,937  377,438   286,854    414,834          -   8,391,930
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

INVESTMENT INCOME:

  Interest           -     371,414        -          -          -         -         -        -             -     84,580     455,994

  Dividends          -          -     391,820    225,278    337,729    263,105   45,276     7,630     18,585          -   1,289,423

  Net gain
     (loss)
  on invest-
  ments         986,641          -   (435,739)  (148,866)         -   (306,746) (48,694)    9,767    (25,411)         -      30,952
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

Net
investment
income
(loss)          986,641    371,414    (43,919)    76,412    337,729    (43,641)  (3,418)   17,397     (6,826)    84,580   1,776,369
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------
Total
additions     3,540,321    999,021  1,404,293  1,312,630  1,197,879    543,296  374,020   304,251    408,008     84,580  10,168,299
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

DISTRIBUTIONS   688,330    649,169    693,799    519,198  1,000,767    364,139   69,819    10,017     48,904     94,944   4,139,086

ADMINISTRATIVE
EXPENSES         21,309      6,233     10,095      9,421     17,941      4,940    2,163     1,617      2,105          -      75,824
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

  Total
  deductions    709,639    655,402    703,894    528,619  1,018,708    369,079   71,982    11,634     51,009     94,944   4,214,910

TRANSFER
(TO) FROM
OTHER FUNDS     598,626    (29,617)  (353,410)   (65,274)  (311,306)  (717,639)  13,004    95,834    349,821    419,961           -
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

NET INCREASE
(DECREASE)    3,429,308    314,002    346,989    718,737   (132,135)  (543,422) 315,042   388,451    706,820    409,597   5,953,389

NET ASSETS
AVAILABLE FOR
BENEFITS,
BEGINNING
OF YEAR       9,853,836  6,430,772  8,490,507  6,742,308  8,627,318  4,325,750  533,429   286,926    736,611    908,819  46,936,276
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

NET ASSETS
AVAILABLE FOR
BENEFITS,
END OF
YEAR        $13,283,144 $6,744,774 $8,837,496 $7,461,045 $8,495,183 $3,782,328 $848,471  $675,377 $1,443,431 $1,318,416 $52,889,665
            =========== ========== ========== ========== ========== ========== ========  ======== ========== ========== ===========

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1993

                                Fund
                            Information
                                                                                                   Vanguard
                                                                                                    World
               General                                                                   Vanguard   Fund-
             Instrument   Vanguard                                                       World      Inter-
            Corporation Investment                          VMMR      VFISF    Vanguard  Fund-U.S. national
               Common     Contract Wellington  Index 500   Federal     GNMA      STAR    Growth     Growth      Loan
             Stock Fund     Trust      Fund    Portfolio  Portfolio  Portfolio   Fund    Portfolio Portfolio    Fund        Total
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------
CONTRIBUTIONS:
  Employees    $100,879   $518,801 $1,025,608 $1,014,073   $640,263   $558,720  $68,565   $47,581    $48,549  $       -  $4,023,039
  Employer    1,184,806          -          -          -          -          -        -        -           -          -   1,184,806
  Other          13,498     46,925    159,748    124,298     50,282     46,749   19,088    10,360        612          -     471,560
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------
Net
contributions 1,299,183    565,726  1,185,356  1,138,371    690,545    605,469   87,653    57,941     49,161          -   5,679,405
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

INVESTMENT INCOME:

  Interest            -    464,374          -          -          -          -         -        -          -     59,361     523,735

  Dividends           -          -    517,816    181,692    279,032    282,180    26,662    3,875      5,859          -   1,297,116

  Net gain
  (loss) on
  investments 4,608,747          -    506,492    453,372          -    (23,081)  (7,944)    6,898    101,565          -   5,646,049
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

  Net
  investment
  income      4,608,747    464,374  1,024,308    635,064    279,032    259,099   18,718    10,773    107,424     59,361   7,466,900
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

  Total
  additions   5,907,930  1,030,100  2,209,664  1,773,435    969,577    864,568  106,371    68,714    156,585     59,361  13,146,305
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------  ----------

DISTRIBUTIONS   653,737    900,388  1,191,965    870,996  1,340,522    479,855    6,585     4,047     61,624     50,813   5,560,532

ADMINISTRATIVE
EXPENSES         15,646     13,212     14,816     13,173     20,058      8,559    3,478     3,257      3,292          -      95,491
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

  Total
  deductions    669,383    913,600  1,206,781    884,169  1,360,580    488,414   10,063     7,304     64,916     50,813   5,656,023

TRANSFER (TO)
FROM OTHER
FUNDS         1,232,669   (469,272)   286,029   (617,638)(1,403,167)  (515,537) 437,121   225,516    644,942    179,337           -
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

NET
INCREASE
(DECREASE)    6,471,216   (352,772) 1,288,912    271,628 (1,794,170)  (139,383) 533,429   286,926    736,611    187,885   7,490,282

NET ASSETS
AVAILABLE FOR
BENEFITS,
BEGINNING
OF YEAR       3,382,620  6,783,544  7,201,595  6,470,680 10,421,488  4,465,133        -         -          -    720,934  39,445,994
             ----------  ---------  ---------  ---------  ---------  ---------  -------   -------  ---------  ---------   ---------

NET ASSETS
AVAILABLE FOR
BENEFITS,
END OF YEAR  $9,853,836 $6,430,772 $8,490,507 $6,742,308 $8,627,318 $4,325,750 $533,429  $286,926   $736,611   $908,819 $46,936,276
            =========== ========== ========== ========== ========== ========== ========  ======== ========== ========== ===========

See notes to financial statements.


GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993


A. DESCRIPTION OF THE PLAN

   1. General - The General Instrument Corporation Savings Plan (the "Plan"), is an employee contributory program to encourage long-term savings by eligible employees of General Instrument Corporation of Delaware and subsidiaries (the "Company") through a systematic program of salary deductions. The Company is a subsidiary of General Instrument Corporation, a holding company whose stock is traded on the New York Stock Exchange. The employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1%, 2%, 3%, 4%, 5% or 6% of compensation for each payroll period. During the year ended December 31, 1993, the maximum Matched Participant Contribution percentage was 4%, and increased to a maximum of 6%, effective January 1, 1994. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Internal Revenue Code Section 125 contributions for health care coverage, and excluding any other form of additional compensation such as overtime pay, commissions, bonuses or incentive compensation, which are additions to the employee's yearly base salary. Each month, the Company contributes to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution. In addition, an employee who has elected a Matched Participant Contribution rate of 6% (4% during 1993) may elect to further reduce compensation, and authorize the Company to contribute to the Plan on his or her behalf, an Unmatched Participant Contribution of 1%, 2%, 3% or 4% of the employee's compensation for each payroll period. During the year ended December 31, 1993, the maximum Unmatched Participant Contribution percentage was 6%. The combined contribution limitation for employee and employer contributions is the lesser of 25% of compensation or $30,000.

      An employee may also contribute to the Plan a Rollover Amount or Trust to Trust Amount, provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount or Trust to Trust Amount under federal tax regulations. Such contributions are classified as "other" in the statements of changes in net assets available for benefits.

      In April 1993, the Company completed the sale to GTECH Corporation of all of the outstanding capital stock of AmTote International Inc., including the on-track and off-track pari-mutuel wagering systems, and later sold the Benefits Delivery business to GTECH Corporation in August 1993. The Company also sold all of the outstanding stock of General Instrument Lottery Corporation to AutoTote Corporation in June 1993. As a result of these sales, participants of the Plan who were employees of AmTote International Inc., General Instrument Lottery Corporation and the Benefits Delivery business became fully vested in their account balances.

   2. Eligibility - All persons employed by the Company (including officers and directors who are employees) became eligible to participate in the Plan as of January 1, 1991 or at any time thereafter without satisfying any minimum period of qualifying employment. All persons who were employed by the Company after January 1, 1991 became eligible to participate in the Plan on the date of hire.

      Employees subject to collective bargaining agreements which do not provide for participation of such employees in the Plan are not eligible to participate in the Plan.

   3. Vesting - A participant's interest in his or her Participant Contributions Account and any Rollover Account or Trust to Trust Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. Effective January 1, 1993, a participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

      Notwithstanding the foregoing, a participant becomes fully vested in his or her Employer Contributions Account upon the earlier of: (i) obtaining normal retirement date; (ii) total disability or (iii) termination of employment by way of death. A participant will also be fully vested in the event of a liquidation or dissolution of the Company, or upon termination of the Plan.

   4. Conditions of Distribution and Withdrawal - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment. A participant who has not reached age 65 upon termination of employment may defer payment of his or her distribution (unless such distribution would be $3,500 or less) until any time up to age 70-1/2.

      Prior to termination of employment, the participant may make withdrawals from his or her accounts in the following sequence:

      (i) All or a portion of the balance in the Rollover Account or Trust to Trust Account (subject to certain limitations), including investment income thereon.

      (ii) All or a portion of the vested Employer Contributions Account, including investment income thereon earned before January 1, 1991 (subject to certain limitations).

      (iii) When the Participant attains age 59-1/2, all or a portion of the vested Employer Contribution Account, the Matched Participant Contribution Account and the Unmatched Participant Contribution Account.

         In the case of hardship, the Participant may withdraw all or a portion of his or her vested Employer Contribution Account and his Matched Participant Contribution Account and Unmatched Participant Contribution Account, excluding investment income thereon earned after December 31, 1988. The Plan Administrator has sole discretion to approve the amount needed to be withdrawn from the Participant Contribution Account to alleviate the immediate hardship.

      Withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period, except in the case of a financial hardship withdrawal; and (ii) a participant may not make a withdrawal until he or she has been a participant for six consecutive months.


      Effective January 1, 1987, the Tax Reform Act of 1986 imposed an additional 10% tax on the amount of any distribution from the Plan made to or in respect of a participant before the participant attains age 59-1/2 except: (i) any portion of the distribution which was rolled over to a qualified successor benefit plan; and (ii) if the distribution is on account of death, disability or retirement (after age 55).

      Upon withdrawal from the Plan or after termination of employment, the non-vested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions.

   5. Loans - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time.

      The amount of a loan may not exceed the following amount:

       (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

      (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

      Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the last business day of each month plus 1-1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

      The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one year increments. Any loan which is to be used to acquire a dwelling unit which within a reasonable time is to be used as the principal residence of the borrowing participant (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "non-residence loan" and must be repaid within a maximum of five years. A participant may repay all (but not part) of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment.

      Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable as of the date a participant's employment with the Company terminates for any reason whatsoever.

      A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. As collateral for repayment of each loan made to participant, such participant pledges the assets of his or her Plan accounts.

   6. Investment Funds - State Street Bank and Trust Company ("State Street") is the "Trustee" of the Plan. Vanguard Fiduciary
      Trust Company ("Vanguard") is the "Investment Manager" and recordkeeper of the Plan.

      Subsequent to the initial public offering of 22 million shares of General Instrument Corporation common stock, effective June 17, 1992, all matching employer contributions and earnings thereon, have been invested solely in the General Instrument Corporation Common Stock Fund. In May 1993, the General Instrument Corporation Common Stock Fund was also established as an investment option for participants. In addition, three new investment fund options, managed by Vanguard, were added to the Plan in 1993: STAR Fund, World Fund - U.S. Growth Portfolio and World Fund - International Growth Portfolio. A participant may elect to invest all Participant Contributions, Rollover Amounts or Trust to Trust amounts in one or any combination of the funds described below, in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day all or any part of the aggregate value in his or her accounts or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Investment Contract Trust. A description of the funds are as follows:

         General Instrument Corporation Common Stock Fund - Consists of General Instrument Corporation common stock (441,047 and 346,504 [restated to reflect the two-for-one stock split effected in the form of a 100% stock dividend issued in August 1994] shares held at December 31, 1994 and 1993, respectively) and temporary cash investments.

         Vanguard Investment Contract Trust (Common Collective
         Trusts) - Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

         Vanguard Wellington Fund (Registered Investment Company) - Consisting of a portfolio of approximately 63% in common stocks and 37% in fixed income securities (including corporate and government bonds and money market instruments).

         Vanguard Index 500 Portfolio (Registered Investment Company)
         - Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

         VMMR Federal Portfolio (Registered Investment Company) -
         Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

         VFISF GNMA Portfolio (Registered Investment Company) - Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 97% of which is normally invested in Government National Mortgage Association ("GNMA") certificates, the balance being invested in temporary cash investments.

         STAR Fund (Registered Investment Company) - Comprised of investments in seven Vanguard equity funds and three
         Vanguard fixed income funds. At December 31, 1994 and 1993 the percentages of STAR fund investments in equity and fixed income funds approximated 62% and 38%, respectively.

         World Fund - U.S. Growth Portfolio (Registered Investment Company) - Consisting of a portfolio of United States corporations' common stock.

         World Fund - International Growth Portfolio (Registered
         Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United
         States.

         Loan Fund - A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated to the specific funds from which the loan originated.

   7. Income Tax Status - The Plan obtained its latest determination letter dated June 19, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      A trust qualified under Section 501(a) of the Internal Revenue Code is exempt from taxes on trust investment earnings.
      Continued qualification of the Plan will depend on its effect in operation under its present form.

   8. Plan Termination - While the Company has not expressed any intent to terminate the Plan, it may do so at anytime.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. Investments - Investments are stated at fair or market values, with the exception of the loans receivable which are presented at historical cost. The market value of General Instrument Corporation common stock is based on the closing price as quoted on the New York Stock Exchange. The investments in units of the Vanguard funds are valued at the redemption prices established by the Investment Manager, based upon its determination of the market value of the underlying investments.

   2. Administrative Expenses - The Plan provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement.

   3. Other - All security transactions are recorded on a trade date basis. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

   4. Benefit Claims - As prescribed by the American Institute of Certified Public Accountant's Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefits payments are recognized as reductions of Plan assets upon disbursement.

C. INVESTMENTS

    Investments held by the Trustee and Investment Manager at
    December 31, 1994 were as follows:
                                                              Fair
         Name of            Number                           Value
       Issuer and             of     Historical      Fair     Per
     Title of Issues         Units      Cost        Value     Unit
General Instrument
Corporation Common Stock
 Fund                        331,138  $7,407,880 $13,036,895 $39.37

Vanguard:
 Investment Contract
 Trust                     6,697,621   6,697,621   6,697,621   1.00

 Wellington Fund             450,098   8,448,926   8,727,391  19.39

 Index 500 Portfolio         171,059   6,593,154   7,350,425  42.97

 VMMR Federal Portfolio    8,435,460   8,435,460   8,435,460   1.00

 VFISF GNMA Portfolio        390,425   3,896,385   3,740,274   9.58

 STAR Fund                    65,673     879,421     827,482  12.60

 U.S. Growth Portfolio        42,821     639,669     656,447  15.33

 International Growth
   Portfolio                 105,304   1,354,867   1,414,238  13.43


    Investments held by the Trustee and Investment Manager at December 31, 1993 were as follows:

          Name of             Number                             Fair
        Issuer and              of     Historical    Fair       Value
      Title of Issues          Units      Cost       Value     Per Unit

General Instrument
Corporation Common Stock
 Fund                          263,990 $4,402,892 $9,725,409      $36.84

Vanguard:

  Investment Contract Trust  6,392,700  6,392,700  6,392,700        1.00

  Wellington Fund              411,716  7,605,228  8,399,000       20.40

  Index 500 Portfolio          151,680  5,630,689  6,648,118       43.83

  VMMR Federal Portfolio     8,575,504  8,575,504  8,575,504        1.00

  VFISF GNMA Portfolio         412,879  4,139,386  4,281,554       10.37

  STAR Fund                     38,939    530,746    522,176       13.41

  U.S. Growth Portfolio         18,710    273,119    279,334       14.93

  International Growth
   Portfolio                    53,755    631,345    726,234       13.51

                              * * * * * *

                        SUPPLEMENTAL SCHEDULES


GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1994
                           Description
     Name of Issuer            of         Number of                 Current
   and Title of Issue      Investment       Units        Cost        Value
General Instrument
  Corporation           Common Stock and
  Common Stock           Temporary Cash
  Funt                   Investments        331,138   $7,407,880 $13,036,895

Vanguard:
  Investment Contract  Common/Collective
  Trust                Trust              6,697,621    6,697,621   6,697,621

  Wellington Fund      Shares of
                       Registered
                       Investment
                       Company              450,098    8,448,926   8,727,391

  Index 500 Portfolio  Shares of
                       Registered
                       Investment
                       Company              171,059    6,593,154   7,350,425

  VMMR Federal         Shares of
  Portfolio            Registered
                       Investment
                       Company            8,435,460    8,435,460   8,435,460

  VFISF GNMA           Shares of
  Portfolio            Registered
                       Investment
                       Company              390,425    3,896,385   3,740,274

  STAR Fund            Shares of
                       Registered
                       Investment
                       Company               65,673      879,421     827,482

  U.S. Growth          Shares of
  Portfolio            Registered
                       Investment
                       Company               42,821      639,669     656,447

  International        Shares of
  Growth               Registered
  Portfolio            Investment
                       Company              105,304    1,354,867   1,414,238

                           Description
      Description          of Maturity

Plan participant loans     Through 12/31/99
 other than mortgages,     7.5% - 11.5%
 at various rates of
 interest                                              1,318,416   1,318,416
                                                       ---------   ---------
TOTAL ASSETS HELD
  FOR INVESTMENT
  PURPOSES                                           $45,671,799 $52,204,649
                                                     =========== ===========

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994
                                   Purchase
                        Number     Price      Number            Realized
                          of       or Contri-   of    Selling    Gain
      Investment      Purchases    bution     Sales    Price    (Loss)
General Instrument
  Corporation
  Common Stock Fund      154       $5,789,509  100   $3,387,991  $680,143

Vanguard:
  Investment Contract
  Trust                  108        1,493,724   92    1,187,876         -

  Wellington Fund         98        2,414,559  112    1,652,336    79,568

  Index 500 Portfolio    108        2,273,268  124    1,427,995   111,292

  VMMR Federal
  Portfolio              150        2,693,707  128    2,898,086        -

  VFISF GNMA
  Portfolio              125        1,220,222  117    1,459,483   (8,466)

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              General Instrument Corporation Savings Plan
                              -------------------------------------------



Date:   June 29, 1995         /s/ Susan M. Meyer
      ------------------      -------------------------------------------
                              Susan M. Meyer
                              Member of the General Instrument Corporation
                              Employee Benefits Administrative Committee